

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Surfaraz Dinani
Chief Executive Officer
Veloce Cap Fund 1 LP
58 Main Street, 2nd Floor
Hackensack, NJ 07601

> **Re: Veloce Cap Fund 1 LP**
> **Offering Statement on Form 1-A**
> **Filed October 27, 2021**
> **File No. 024-11689**

Dear Mr. Dinani:

We have reviewed your offering statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Investment Risks
There may be Investment Company Act Risks which may result in the Fund acquiring legal fees, page 32

1. We note your disclosure that the Fund intends to avoid becoming subject to the Investment Company Act of 1940. Please provide a detailed analysis explaining whether you believe the Fund's activities – as described in the Offering Circular – would result in the Fund meeting the definition of an investment company under Section 3(a)(1) of the 1940 Act. To the extent that the Fund intends to rely on the exception from the definition of "investment company" provided by Section 3(c)(1) of the 1940 Act, please explain how the Fund, which is conducting a public offering of securities under Regulation A, is eligible to rely on this exception for private offerings. To the extent that the Fund intends to rely on the exception provided by Section 3(c)(5)(C), please explain how the Fund's business activities and redemption policy are consistent with the eligibility requirements

of that section. In particular, please analyze how (i) originating loans; (ii) making, purchasing, originating, funding, acquiring and/or otherwise selling loans secured by interests in personal property; and (iii) providing Limited Partners with redemption rights are consistent with Section 3(c)(5)(C).

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Julia Griffith at 202-551-3267 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance